Exhibit 21.1

Subsidiaries of I-many, Inc. (as of December 31, 2004)

Name	Jurisdiction of Organization
Provato, Inc.*	California
ChiCor, Inc.	Delaware
Intersoft International, Inc.	Delaware
I-many International Limited	United Kingdom
I-many Software Private Limited	India
Pricing Analytics, Inc.*	California

*	Prior to the filing of this Annual Report on Form 10-K these subsidiaries were merged with and into the parent company, I-many, Inc., a Delaware Corporation.